SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 9)

GFI Group Inc.

(Name of Subject Company)

GFI Group Inc.

(Name of Person Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

361652209

(CUSIP Number of Class of Securities)

Christopher D’Antuono, Esq.
General Counsel
GFI Group Inc.
55 Water Street
New York, New York 10041
(212) 968-4100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Jeffrey R. Poss, Esq.
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
212-728-8000

☐                     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 9 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by GFI Group Inc., a Delaware corporation (“GFI”), with the Securities and Exchange Commission (the “SEC”) on November 4, 2014, relating to the tender offer (as amended through the date hereof) by BGC Partners, L.P., a Delaware limited partnership (“Purchaser”) and an operating subsidiary of BGC Partners, Inc., a Delaware corporation (“BGC”), to purchase all outstanding shares of GFI’s common stock, par value $0.01 per share (the shares of GFI’s common stock being referred to as the “Shares”), for $6.10 per Share, net to the seller in cash, without interest and less any required withholding taxes.

Except as specifically noted herein, the information set forth in the Statement remains unchanged. Capitalized terms used in this Amendment without definition have the respective meanings set forth in the Statement.

Item 2. Identity and Background of Filing Person

Item 2 of the Statement is hereby amended and supplemented by deleting the first paragraph of the section entitled “Tender Offer” and replacing it with the following:

This Statement relates to the unsolicited tender offer by BGC Partners, L.P., a Delaware limited partnership (“Purchaser”) and an operating subsidiary of BGC Partners, Inc., a Delaware corporation (“BGC”), to purchase all outstanding Shares for $6.10 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 22, 2014 (the “Offer to Purchase”) and the accompanying Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) included as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on October 22, 2014 by Purchaser and BGC (as amended by Amendment No.1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15 and Amendment No. 16 to Schedule TO filed with the SEC on November 12, 2014, November 19, 2014, November 20, 2014, December 10, 2014, December 19, 2014, January 7, 2015, January 9, 2015, January 14, 2015, January 15, 2015, January 20, 2015, January 21, 2015, January 22, 2015, January 29, 2015, February 3, 2015, February 4, 2015 and February 10, 2015, respectively, by Purchaser and BGC, together with exhibits thereto, the “Schedule TO”). The Offer was initially scheduled to expire at 12:00 midnight, New York City time, at the end of the day on November 19, 2014. On November 20, 2014, Purchaser extended the expiration of the Offer until 5:00 p.m., New York City time, on December 9, 2014. On December 9, 2014, Purchaser further extended the expiration of the Offer until 5:00 p.m., New York City time, on January 6, 2015. On January 7, 2015, Purchaser further extended the expiration of the Offer until 5:00 p.m., New York City time, on January 27, 2015. On January 15, 2015, Purchaser further extended the expiration of the Offer until 5:00 p.m. New York City time on January 29, 2015. On January 20, 2015, Purchaser further extended the expiration of the Offer until 5:00 p.m. New York City time on February 3, 2015.  On February 4, 2015, Purchaser further extended the expiration of the Offer until 5:00 p.m. New York City time on February 19, 2015, unless further extended.

Item 4. The Solicitation or Recommendation.

Item 4 of the Statement is hereby amended and supplemented by adding the following immediately after the last sentence in the first full paragraph on page 6 of Amendment No. 8 to this Statement in the section entitled “Background of the Offer”:

The January 27, 2015 Schedule 14D-9 of JPI, Mr. Gooch and certain affiliated entities, and Mr. Gooch’s January 27, 2015 letter to GFI stockholders, did not and do not represent the positions of the Board or the Special Committee, but rather the views of Messrs. Gooch and Heffron and JPI.

Item 4 of the Statement is hereby amended and supplemented by deleting the second and third sentences in the second full paragraph on page 9 of Amendment No. 8 to this Statement in the section entitled “Background of the Offer” and replacing them with the following:

On January 30, 2015, after the CME Merger was not approved by the GFI stockholders, the Special Committee provided a resolution recommending five action steps for consideration by the full Board: (i) termination of the agreements related to the CME Merger, (ii) the signing of the January 28 Tender Offer Agreement with BGC, (iii) satisfaction of the conditions to the Offer (including the Board Condition), (iv) supplying the required disclosure schedules to BGC, and (v) taking other actions necessary to consummate a transaction with BGC. The Special Committee did not recommend or support a termination of the CME Merger without effecting the other action steps in support of the Offer. Neither Mr. Gooch nor Mr. Heffron concedes these matters.  The Board held a vote only to terminate the agreements related to the CME Merger, and did not take up the Special Committee’s full recommendation.  The Special Committee members did not vote to terminate the agreements related to the CME Merger.

Also on January 30, 2015, GFI issued a press release announcing that the Board had determined to explore strategic alternatives.  The Special Committee did not review or authorize that press release and did not agree that GFI should explore new strategic alternatives.

Item 4 of the Statement is hereby amended and supplemented by adding the following immediately after the first sentence in the fifth full paragraph on page 9 of Amendment No. 8 to this Statement in the section entitled “Background of the Offer”:

On February 2, 2015, GFI issued a press release stating that the Board urges the GFI stockholders to take no action and not to tender into the Offer but wait for the Board to conduct its strategic review.  The press release further represented that the Board had reviewed the Offer and that it contained provisions and conditions that made it highly unlikely to succeed in providing any value to stockholders.  The Special Committee did not review or authorize the February 2, 2015 press release, and does not agree with the representations therein that the GFI stockholders should not tender into the Offer or that the Offer is highly unlikely to succeed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GFI GROUP INC.

By:	/s/ Christopher D’Antuono
Name: Christopher D’Antuono
Title: General Counsel

Dated: February 18, 2015